

October 4, 2010

Mr. Stephen B. Ungar, Esq.
General Counsel and Secretary
AmTrust Financial Services, Inc.
59 Maiden Lane, 6th Floor
New York, NY 10038

> **Re:** **AmTrust Financial Services, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 22, 2010**
> **File No. 333-169520**

Dear Mr. Ungar:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1. There are outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2009. These comments will need to be fully resolved before we act on a request for acceleration of the effectiveness of the registration statement.

2. We note that resolution of the outstanding comments requires filing an amendment to your Form 10-K for the fiscal year ended December 31, 2009. Your statement on page 3 of your registration statement, "[w]e incorporate by reference the documents listed below and any future filings made . . . on or after the date of this prospectus and until the offering is completed or terminated," does not incorporate by reference any filings made after the initial filing of the registration statement, but before effectiveness. Please file a pre-effective amendment to your Form S-3 incorporating by reference Amendment No. 1 to your Form 10-K for the fiscal year ended December 31, 2009 once it is filed. Please refer to Item 12 of Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Thomas A. Aldrich, Esq.
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114-1291